UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2025

Commission File Number: 001-41823

Nvni Group Limited

P.O. Box 10008, Willow House, Cricket Square

Grand Cayman, Cayman Islands KY1-1001

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒    Form 40-F ☐

Explanatory Note

Effective October 6, 2025, Nuvini Group Limited (Nasdaq: NVNI) (“Nuvini” or the “Company”), completed a share consolidation (the “Consolidation”) of the issued and outstanding ordinary shares (the “Ordinary Shares”) of the Company on the basis of one (1) post-Consolidation Ordinary Share for every ten (10) pre-Consolidation Ordinary Share.

The post-Consolidation Ordinary Shares commenced trading on The Nasdaq Capital Market at market open on October 6, 2025, under the new CUSIP number G50716128.

The press release is attached hereto as Exhibit 99.1 and incorporated by reference herein.

EXHIBIT INDEX

Exhibit No.	Exhibit
99.1	Press Release, dated October 2, 2025.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NVNI GROUP LIMITED

Date: October 6, 2025	By:	/s/ Pierre Schurmann
	Name:	Pierre Schurmann
	Title:	Chief Executive Officer

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